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5/6/2021

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Denis Engler
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PANDA WISH
Beauty & Wellness on Demand
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Panda Wish
Beauty & Wellness App
$15,000
Funding Goal
Beauty & Wellness
Spa Services
On Demand
Serial Entrepreneur
No Debt
Mobile App
Global Market
Existing Customers
Successful Pilot
119 Days Left
Funding Status
All investors get a full refund if $15,000 is not reached when the time to invest expires.
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$0 of $15,000
0% of goal raised
0 investors
119 Days Left to Invest
What We Do
Panda Wish is a beauty and wellness platform that makes booking an on demand massage or beauty service (waxing, hair, manicure,.., and more) at home, hotel, or event easy and affordable in as a little as one (1) hour.
Our platform connects people with top-quality licensed & vetted beauty specialists and massage therapists.
Our customers enjoy wellness and beauty services in the comfort, convenience, safety, and privacy of the place and time of their choosing.
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$15,000
Breakdown
Miventure Listing Fee (7%)
Legal (9%)
Physical Location (9%)
Staffing (19%)
Product Development (24%)
Marketing (34%)
Meet The Team
Mohammed Khonizi
CEO
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Highlights

- Launched Panda Wish on Demand website in July 2019.
- Launched Panda Wish Therapist & User App beta version in September 2019.
- Registered our business in the Philippines November 2019.
- Over 100 Therapists Joined the platform within the 1st week.
- The platform partnered with over 200 Therapist by the end of the pilot.
- Awarded as one of most innovative business in technology industry 2019 in Naga City
- Over 300 Customers Joined since the launch of the mobile app.
- Completed Panda Wish website re-design in March 2021.
- Incorporated on April 2021

Use of Funds Raised

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- Staffing (19%)
- Product Development (24%)
- Marketing (34%)

Meet The Team

Mohammed Khonizi
CEO

Mohammed has over 10 years experience in Digital Marketing and IT consulting for Fortune 500 companies. After graduating with honors from Robert Morris University with a M.S. in Information Security, he pursued an MBA with focus on Information Technology & Marketing at Wayne State University where he graduated top of his class. He was awarded his first patent in 2019. Mohammed is a serial entrepreneur with a successful exit.

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View Owner's Story

WHY US?

"We are tackling a piece of the $4.5 Trillion dollar Wellness & Beauty Industry that is growing with 6% annually. Our platform is well positioned to be a leader in the beauty and wellness sector, we have the right technology and the right team to do so." -Mohammed Khonizi, CEO

Investment Terms

Funding Goal:	$15,000 - $100,000
Valuation Cap:	$10,000,000
Discount:	25%

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Investment Type:	Crowd SAFE
Offering Type:	Reg CF

What's My Ownership Stake?

- View Business Plan
- Ask the Startup
- Startup News
- Investment Risks
- Offering Documents

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Panda Wish is offering equity-based securities

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- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Panda Wish is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Panda Wish without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

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Panda Wish

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Panda Wish makes money by earning a commission of 40% - 50% of each transaction. Our services are priced based on our market research & benchmarking our competitors.

Market

Our target market is people between the age of 18 and 45 who are consumers of the spas and the beauty salons services and they either live in the Philippines, or visit the country as tourists. Wellness tourism is the fastest growing part of the Philippines economy. The

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position itself as a leader in the space and its

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Panda Wish

tourism has been growing with a rate of 15% year over year prior to the pandemic.

Competitors

Our competitors in the Philippines are Zennya, and Goodwork. Both are operating in Manila. GoodWork is focused on home services (maintenance and cleaning with limited exposure to the Beauty & Wellness industry), while Zennya is a medical platform with limited offering in Spas services.

Our advantage over the competition :

- Accepting cash, neither of the platforms can use cash as payment method limiting their capability to expand in a country where cash is the main form of payment.

- Strategic partnership with hotels: Our platform will enable hotels to use our app as a replacement to their in house spa / beauty salon and earn commission.

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- Quality & Comprehensiveness of Services.

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Panda Wish

- Strategic partnership with hotels: Our platform will enable hotels to use our app as a replacement to their in house spa / beauty salon and earn commission.

- Quality & Comprehensiveness of Services.

- Better pay for therapist & beauty specialists and more earning opportunities.

Financial History

- Total revenue to date: $0
- Total existing debt amount: $0
- Total founder(s) contribution: $50,000
- Total outside investors contribution: $0

Financial Projections

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$29.6M

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The Uber of Spa Services

Panda Wish

Meet Mohammed Khonizi, the founder of Panda Wish

What inspired you to create your company?

In 2018, on a business trip to the Philippines and after a long flight, I tried to request a massage service, which was shockingly difficult despite the massive number of spas across the city. I realized the biggest challenge was communication between the clients and

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good income as a freelancer, I decided to build

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good income as a freelancer, I decided to build a better solution that can make it easier for clients to request service while helping massage therapists to earn a good income.

What has been your favorite part about building your company?

My favorite part of building my company is knowing that it will make a difference and could have a life changing impact on others. Knowing that I helped create a solution to provide people with better income.

Also, the time where I get a chance to personally meet and hear the stories of the therapists telling me why they wanted to be a part of the Panda Wish community. I have witnessed how hard it is to make a living in the Philippines. I was moved and I got inspired.

What has been your biggest obstacle so far?

My biggest obstacle so far has been raising sufficient funds to complete the IOS app development and launch the operation in the

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Why should people invest in your company?

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Panda Wish

$7.4M
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

Share this Opportunity

Panda Wish is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Panda Wish without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

2:01

Philippines. I was moved and I got inspired.

What has been your biggest obstacle so far?

My biggest obstacle so far has been raising sufficient funds to complete the IOS app development and launch the operation in the Philippines.

Why should people invest in your company?

Investors should invest in Panda Wish because of the unique opportunity the platform offers. We are tackling a piece of the $4.5 Trillion dollar Wellness & Beauty Industry that is growing with 6% annually. Our platform is well positioned to be a leader in the beauty and wellness sector in the Philippines, we have the right technology and the right team to do so. By investing in Panda Wish, investors will help provide a better way for people to access the beauty and wellness services while helping specialists earn better income.

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